Item 77c

On April 29, 2010 the Annual Meeting of Shareholders of the Fund was held to elect two Directors and to approve the Fund's Portfolio Management Agreement with Mazama Capital Management Inc. (“Mazama”). On February 12, 2010, the record date for the meeting, the Fund had outstanding 30,080,350 shares of common stock. The votes cast at the meeting were as follows:

Proposal to elect two Directors:

	For	Withheld
George R. Gaspari	20,790,738	6,319,361
Richard W. Lowry	20,785,639	6,324,460

The meeting was adjourned with respect to the proposal to approve the Fund's Portfolio Management Agreement with Mazama and reconvened on June 11, 2010. The votes cast at the meeting were as follows:The proposal to approve the Portfolio Management Agreement did not pass.  The votes cast were:

For	Against	Abstain	Non-Votes
10,175,551	5,303,719	310,546	11,320,283